FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 30, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Amsterdam, 21 May 2007

Dear reader,

In recent weeks ABN AMRO has been thrust into the spotlight amid speculation about the bank’s future and the potential sale or merger of the ABN AMRO Group. I’d like to take this opportunity to update you on the recent developments.

Speculation about ABN AMRO’s future began in February, when the UK hedge fund TCI, the holder of around 2.5 per cent of ABN AMRO shares, cited dissatisfaction with the underlying ABN AMRO share price growth. It requested that shareholders be allowed to vote on five proposals. Three of its five resolutions were passed at the General Meeting of Shareholders on 26 April.

Just days before, on 23 April, ABN AMRO announced that agreement had been reached with Barclays on a proposed merger of the two banks. The transaction, which valued ABN AMRO at EUR 67 billion on the day the merger was announced, would create one of the world’s largest financial services groups. On the same day, we announced we would sell our US subsidiary LaSalle Bank to Bank of America for USD 21 billion.

Some shareholders felt the LaSalle sale would deter other bidders – such as a consortium of Royal Bank of Scotland, Santander and Fortis – from making a higher offer for LaSalle and the ABN AMRO Group. Although a 14-day ‘go shop’ period was included in the terms of the LaSalle sale to give other parties a chance to bid, the Dutch Investors’ Association (Vereniging van Effectenbezitters / VEB) regarded this period as too short to allow other parties to prepare an alternative offer. VEB saw the sale of LaSalle as a poison pill and consequently decided to initiate legal proceedings with the Enterprise Section of the Amsterdam Court of Appeal.

The Enterprise Section ruled on 3 May that although the sale of LaSalle was not intended to act as a poison pill, it could not go ahead without shareholder approval. ABN AMRO announced on 9 May that it would be appealing this decision with the Dutch Supreme Court, in the interests of both the company and its shareholders, and as a requirement of the terms of the contract with Bank of America. This appeal has since been lodged.

On 5 May, the Royal Bank of Scotland-led consortium offered USD 24.5 billion for LaSalle. This bid was conditional, however, on the consortium being able to acquire the entire ABN AMRO Group for EUR 72 billion. Although this bid is higher in nominal terms, ABN AMRO rejected it as being inferior to the Bank of America offer because of each of the two transactions (i.e. the bid for LaSalle and the bid for ABN AMRO as a whole) being wholly conditional on the other, the uncertainty about how the consortium will finance the purchase of ABN AMRO as a whole and a number of other conditions linked to that bid.

On 10 May ABN AMRO’s Chief Financial Officer Hugh Scott-Barrett announced his resignation with effect from 1 August 2007, having decided not to accept a position in the new entity that would be created by a merger with Barclays. Managing Board member Huibert Boumeester will succeed him as Chief Financial Officer.

We intend to announce the date of the Extraordinary General Meeting of Shareholders, at which the various alternatives available at that time will be considered, once we know when judgement in the appeal is given and the consortium has provided clarification on its intentions.

As yet the outcome of the process is unknown, but I will endeavour to keep you as fully informed on further developments as possible. Our website, www.abnamro.com, is also regularly updated with the latest press releases and announcements.

Kind regards,

Richard Bruens
Executive Vice President
Head of Investor Relations

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statementin this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC ("Barclays"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it
In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: May 30, 2007	By:	/s/ Petri Hofste

		Name:	Petri Hofste
		Title:	Group Accounting Officer

	By:	/s/ Willem Nagtglas Versteeg

		Name:	Willem Nagtglas Versteeg
		Title:	Company Secretary